Exhibit 99.

REPORT ON MATERIAL INFORMATION
 “MANAGEMENT BOARD MEMBERS COMPLETE TERM OF OFFICE”

1.                            General Information.

1.1.                    Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                    Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                    Location: 5, Delegatskaya st., Moscow, 127091.

1.4.                    State Registration Number (OGRN): 1027700198767.

1.5.                    Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                    Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en.

1.8.                    Periodical print used by the Issuer to disclose report on material information: not applicable.

2.                Material Information.

2.1.                    Company’s collective executive body, which members completed term of office: Management Board of OJSC Rostelecom.

2.2.                    Company’s collective executive body members which completed term of office:

—         Dmitry Ye. Yerokhin, General Director, OJSC Rostelecom;

—         Sergei L. Akopov, Deputy General Director — Administrative Director, OJSC Rostelecom;

—         Konstantin V. Belyaev, Deputy General Director, OJSC Svyazinvest;

—         Andrey A. Gaiduk, Deputy General Director — Financial Director, OJSC Rostelecom;

—         Yevgeny V. Gerasimov, Deputy General Director — Director of North-West Branch, OJSC Rostelecom;

—         Dmitry M. Gurevich, Deputy General Director — Project Management Director, OJSC Rostelecom;

—         Alexander I. Isaev, Deputy General Director — Director of the MMT Branch, OJSC Rostelecom;

—         Vladimir K. Mironov, Deputy General Director, OJSC Rostelecom;

—         Galina V. Rysakova, Deputy General Director — Director for Organizational Development and Personnel Management, OJSC Rostelecom;

—         Dmitry V. Sigalov, Deputy General Director for legal affairs, OJSC Rostelecom;

—         Vladimir V. Terekhov, First Deputy Director, OJSC Rostelecom;

—         Roman A. Frolov, Chief Accountant, OJSC Rostelecom;

—         Andrei A. Shlyapnikov, Deputy General Director for Business Development.

2.3.                    The interest of the persons mentioned above in the Company’s charter capital and ordinary shares:

—         Dmitry Ye. Yerokhin owns 3,600 preferred shares of the Company (0.00037% of the Company charter capital).

2.4.                    The date when Company’s collective executive body members completed term of office: June 30, 2006.

3.                Signature.

3.1.                    Deputy General Director - Finance Director           /signed/           Andrei A. Gaiduk

3.2.                    Date: July 3, 2006.